OMB APPROVAL
OMB Number: 3235 0145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Harold’s Stores, Inc.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
413353103
(CUSIP Number)
Robert J. Pile
Sutherland Asbill & Brennan LLP
999 Peachtree Street, N.E.
Atlanta, GA 30309
(404) 853-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 26, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	413353103

1	NAMES OF REPORTING PERSONS: Ronald de Waal

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Netherlands

	7	SOLE VOTING POWER:

NUMBER OF		N/A

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		52,948,501

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		N/A

WITH	10	SHARED DISPOSITIVE POWER:

52,948,501

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

52,948,501

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

83.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	413353103

1	NAMES OF REPORTING PERSONS: Inter-Him N.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Netherlands Antilles

	7	SOLE VOTING POWER:

NUMBER OF		N/A

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		52,948,501

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		N/A

WITH	10	SHARED DISPOSITIVE POWER:

52,948,501

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

52,948,501

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

83.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	413353103

1	NAMES OF REPORTING PERSONS: RonHow, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Georgia

	7	SOLE VOTING POWER:

NUMBER OF		N/A

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		41,651,408

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		N/A

WITH	10	SHARED DISPOSITIVE POWER:

41,651,408

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

41,651,408

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

65.91%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	413353103

1	NAMES OF REPORTING PERSONS: W. Howard Lester

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		4,956,720

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		41,651,408

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,956,720

WITH	10	SHARED DISPOSITIVE POWER:

		41,651,408

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	46,608,128

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	73.75%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

     This Amendment No. 15 to Schedule 13D (this “Amendment No. 15”) relates to the Schedule 13D originally filed on January 31, 1994 on behalf of Inter-Him N.V., a Netherlands Antilles corporation (“Inter-Him”), RonHow, LLC, a Georgia limited liability company (“RonHow”), Ronald de Waal, and W. Howard Lester (collectively, the “Reporting Persons”) with regard to the Reporting Persons’ beneficial ownership of shares of the common stock, par value $0.01 per share (the “Common Stock”), of Harold’s Stores, Inc., an Oklahoma corporation (the “Company”), as previously amended by Amendment No. 1 thereto filed on March 4, 1994, Amendment No. 2 thereto filed on April 11, 1995, Amendment No. 3 thereto filed on March 27, 2000, Amendment No. 4 thereto filed on October 27, 2000, Amendment No. 5 thereto filed on January 30, 2001, Amendment No. 6 thereto filed on March 21, 2001, Amendment No. 7 thereto filed on May 10, 2001, Amendment No. 8 thereto filed on August 31, 2001, Amendment No. 9 thereto filed on October 24, 2002, Amendment No. 10 thereto filed on February 28, 2003, Amendment No. 11 thereto filed on June 2, 2003, Amendment No. 12 thereto filed on March 27, 2006, Amendment No. 13 thereto filed on July 10, 2006 and Amendment No. 14 thereto filed on January 25, 2007 (as so amended, the “Schedule 13D”). This Amendment No. 15 is being filed pursuant to Rules 13d-l(k)(1), 13d-l(k)(2) and 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to report:
•	the acquisition on April 26, 2007 by RonHow of beneficial ownership of an aggregate of 2,000 shares of the Company’s 2007-A Senior Preferred Stock, par value $0.01 per share (the “2007-A Preferred Stock”);

•	the corresponding disposition without consideration on April 26, 2007 by RonHow of beneficial ownership of an aggregate of 2,000 shares of the Company’s Series 2006-B Preferred Stock, par value $0.01 per share (the “2006-B Preferred Stock”);

•	the acquisition on April 26, 2007 by RonHow of beneficial ownership of an aggregate of 3,000 shares of the Company’s 2007-B Senior Preferred Stock, par value $0.01 per share (the “2007-B Preferred Stock”);

•	the termination of that certain Voting Agreement dated February 29, 2001, as amended (the “Voting Agreement”); and

•	certain other changes reflected herein.
     Information about any person other than the Reporting Persons has been provided to the extent known by the Reporting Persons or is based upon statements made in filings with the Securities and Exchange Commission and has not been independently verified. The Reporting Persons make no representations as to the accuracy, truthfulness or completeness of such other information contained herein.
Item 1. Security and Issuer.
     The information set forth in the Schedule 13D with respect to this Item has not changed as of the date of this Amendment No. 15.
Item 2. Identity and Background.
     Certain of the information set forth in the Schedule 13D with respect to this Item 2 is hereby amended and supplemented as follows:
     Potential Section 13(d) Group
     Pursuant to the Voting Agreement, Inter-Him and Mr. Lester were previously required to vote all of their respective shares of capital stock of the Company, whether now held or hereafter acquired, to elect one individual selected by Rebecca Powell Casey for so long as Ms. Casey and certain other persons who are officers, directors and/or beneficial owners of Common Stock (in their individual capacities and/or, in certain cases, as custodians for minor children or as trustees of certain trusts) (collectively, the “Family

Shareholders”) or their lineal descendants owned at least 10% of the Common Stock, assuming conversion in full of all shares of the Amended Series 2001-A Preferred Stock, par value $0.01 per share (the “New 2001 Preferred Stock”), Series 2002-A Preferred Stock, par value $0.01 per share (the “2002 Preferred Stock”), Series 2003-A Preferred Stock, par value $0.01 per share (the “2003 Preferred Stock”), Series 2006-A Preferred Stock, par value $0.01 per share (the “2006-A Preferred Stock”, and, together with the New 2001 Preferred Stock, 2002 Preferred Stock, 2003 Preferred Stock, 2006-B Preferred Stock, 2007-A Preferred Stock and 2007-B Preferred Stock, the “Preferred Stock”), 2006-B Preferred Stock, 2007-A Preferred Stock and 2007-B Preferred Stock. As a result of the Voting Agreement, it was possible that Inter-Him, Mr. de Waal, Mr. Lester and Ms. Casey may have been deemed to be a “group,” as such term is defined under section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For these reasons, the Reporting Persons have previously reported the beneficial ownership of Ms. Casey.
     As of April 26, 2007, in connection with the Reporting Persons’ acquisition of beneficial ownership of additional Preferred Stock, the Family Shareholders are no longer beneficial owners of at least 10% of the Company’s Common Stock, assuming conversion in full of the Preferred Stock. As a result, the Voting Agreement has been terminated, and the Reporting Persons are no longer reporting the beneficial ownership of Ms. Casey.
Item 3. Source and Amount of Funds or Other Consideration.
     Certain of the information set forth in the Schedule 13D with respect to this Item 3 is hereby amended and supplemented by adding the following:
     On August 31, 2006, RonHow and the Company entered into a Subordinated Loan Agreement under which the Company may borrow an aggregate principal amount of up to $10,000,000. On April 26, 2007, RonHow and the Company amended the Subordinated Loan Agreement (as amended, the “2006 Subordinated Loan Agreement”) to allow the Company to borrow an aggregate principal amount of up to $12,000,000. Under the 2006 Subordinated Loan Agreement, RonHow may convert the principal amount of the loans and any accrued but unpaid interest into shares of the Company’s Preferred Stock. The maturity date of all loans under the 2006 Subordinated Loan Agreement is May 31, 2010. To date, the Company has drawn down $10,000,000 under the 2006 Subordinated Loan Agreement. For a more detailed discussion of the 2006 Subordinated Loan Agreement and the beneficial ownership of 2006-B Preferred Stock received by RonHow in the transactions thereunder, see Amendment No. 14 to this Schedule 13D.
     On August 31, 2006, in connection with a $5,000,000 advance (the “2006 Advance”) under the 2006 Subordinated Loan Agreement with the Company, RonHow received an option to convert the $5,000,000 advance under the 2006 Subordinated Loan Agreement into up to 5,000 shares of the Company’s 2006-B Preferred Stock, plus such additional shares as may be purchased in exchange for forgiveness of accrued but unpaid interest under the 2006 Subordinated Loan Agreement.
     On January 4, 2007, in connection with a $2,000,000 advance (the “January 2007 Advance”) under the 2006 Subordinated Loan Agreement, RonHow received an option to convert the $2,000,000 advance under the 2006 Subordinated Loan Agreement into up to 2,000 shares of the Company’s 2006-B Preferred Stock, plus such additional shares as may be purchased in exchange for forgiveness of accrued but unpaid interest under the 2006 Subordinated Loan Agreement.
     On April 26, 2007, RonHow entered into a Preferred Stock Purchase Agreement (the “Preferred Stock Purchase Agreement”) with the Company under which RonHow purchased 2,000 shares of the Company’s 2007-A Preferred Stock for a purchase price of $2,000,000 payable by RonHow’s surrender of its right to receive payment of an amount of $2,000,000 of principal owed under the 2006 Advance. Concurrently with the Preferred Stock Purchase Agreement, the Company and RonHow cancelled and terminated (without consideration) a corresponding 2,000 previously existing options to acquire 2006-B Preferred Stock that RonHow had received in connection with the 2006 Advance.
     On April 26, 2007, in connection with a $3,000,000 advance (the “April 2007 Advance”) under the 2006 Subordinated Loan Agreement, RonHow received an option to convert the $3,000,000 advance under the 2006 Subordinated Loan Agreement into up to 3,000 shares of the Company’s 2007-B Preferred Stock, plus such additional shares as may be purchased in exchange for forgiveness of accrued but unpaid interest under the 2006 Subordinated Loan Agreement.
     Each of the shares of the 2007-A Preferred Stock issued in connection with the Preferred Stock Purchase Agreement has a stated value of $1000 and is immediately convertible, at a fixed rate of $0.2357 per share, into approximately 4,242.68 shares of Common Stock. Until converted the 2007-A Preferred Stock will be entitled to receive quarterly dividends that cumulate annually at a rate of 13.5% per year, which would be reduced to 11.5% if the Company’s operating income for any fiscal year ending after the original issue date of the 2007-A Preferred Stock exceeds $4,750,000. From the original issue date, dividends on the shares of 2007-A Preferred Stock are payable in either cash or in additional shares of 2007-A Preferred Stock, or a combination thereof, as each holder of the 2007-A Preferred Stock may elect. Shares of 2007-A Preferred Stock issued in respect of dividends will be convertible into Common Stock based upon 66.667% of the Average Market Price (defined as the trailing 20-day closing bid price of the Common Stock for as long as the Common Stock is actively traded over-the-counter) of the Common Stock as of the applicable dividend date. The 2007-A Preferred Stock is perpetual and does not expire, but is redeemable at the option of the Company at any time on or following the third anniversary of the original issue date at a price equal to the stated value of the 2007-A Preferred Stock plus all accrued but unpaid cumulated dividends thereupon. Holders of the 2007-A Preferred Stock are ranked on a parity with holders of the 2007-B Preferred Stock and have priority over all other existing shares of capital stock of the Company as to dividends and liquidation preference, including the New 2001 Preferred Stock, 2002 Preferred Stock, 2003 Preferred Stock, 2006-A Preferred Stock and 2006-B Preferred Stock. The holders of the 2007-A Preferred Stock also have preemptive rights with respect to certain future issuances of the Company’s securities.
     The 2007-A Preferred Stock will vote together with all of the other holders of the Company’s voting stock with general voting power, and each share of 2007-A Preferred Stock shall be entitled to cast a number of votes equal to the number of shares of Common Stock into which such share of 2007-A Preferred Stock may be converted at the record date for determination of the shareholders entitled to vote. Further, all holders of the 2007-A Preferred Stock shall be entitled to vote as a single voting group for the election of a number of members of the Company’s board of directors such that the number of directors so elected by the holders of the 2007-A Preferred Stock represents a percentage of the total membership of such board of directors that equals, as nearly as practicable, the percentage of the Company’s outstanding Common Stock (including treating as outstanding the aggregate number of shares of Common Stock issuable upon the conversion in full of the New 2001 Preferred Stock, the 2002 Preferred Stock, the 2003 Preferred Stock, 2006-A Preferred Stock, 2006-B Preferred Stock and 2007-B Preferred Stock) represented by the outstanding 2007-A Preferred Stock on an as-converted basis. In the event that the holders of the New 2001 Preferred Stock and the 2002 Preferred Stock (voting together) and the 2003 Preferred Stock (voting separately) and the 2006-A Preferred Stock (voting separately) and the 2006-B Preferred Stock (voting separately) no longer have the right to designate the Chairman of the Board and/or the Vice Chairman of the Board, then one such director elected by the holders of the 2007-A Preferred Stock shall be Chairman of the Board and another shall be Vice Chairman of the Board, except that if such holders are entitled to elect only one director, that director shall serve as Chairman of the Board.

     For so long as the outstanding shares of 2007-A Preferred Stock continue in the aggregate to represent at least 10% of the outstanding Common Stock of the Company on an as-converted basis (including treating as outstanding the aggregate number of shares of Common Stock issuable upon the conversion in full of the New 2001 Preferred Stock, the 2002 Preferred Stock, the 2003 Preferred Stock, the 2006-A Preferred Stock, the 2006-B Preferred Stock and the 2007-B Preferred Stock), the Company has agreed not to take certain actions without the prior approval of the holders of a majority of the aggregate combined outstanding shares of 2007-A Preferred Stock, voting together as a single class on an as-converted basis, including:
•	amending the Company’s Certificate of Incorporation or Bylaws;

•	altering or changing the rights, preferences or privileges of the 2007-A Preferred Stock;

•	redeeming any shares of the Company’s capital stock (except for the 2007-A Preferred Stock);

•	authorizing the issuance of any class or series of capital stock, other than (i) the issuance of Preferred Stock in payment of dividends upon any of the Preferred Stock or pursuant to existing conversion rights, options or warrants granted to acquire shares of 2006-A Preferred Stock, 2006-B Preferred Stock, 2007-A Preferred Stock or 2007-B Preferred Stock and (ii) the issuance of options and other stock-based awards (and shares of capital stock issued upon the exercise thereof) pursuant to the adoption, amendment or modification (including the repricing of existing awards resulting from a stock split or similar transaction) of any stock option plan or employee stock ownership plan or issuance of capital stock to the employees or directors of the Company or its subsidiaries, except pursuant to the Company’s 1993 or 2002 Performance and Equity Incentive Plan and 1993 Employee Stock Purchase Plan, each as amended;

•	paying or declaring any dividend or other distribution on securities junior in priority to the 2007-A Preferred Stock;

•	authorizing the sale of all or substantially all of the assets of the Company or any subsidiary;

•	authorizing mergers, acquisitions, recapitalizations or other corporate reorganizations or a sale of control of the Company or any subsidiary, or a license of a substantial portion of the assets of the Company or any subsidiary;

•	undertaking the liquidation, dissolution or winding up of the Company or any material subsidiary, any assignment for the benefit of creditors, or any bankruptcy or similar filing;

•	creating any new subsidiary of the Company or permitting any subsidiary of the Company to sell or issue any capital stock or right to acquire any of its capital stock to any party other than the Company;

•	changing the size of the Company’s Board of Directors;

•	incurring more than $1,000,000 of indebtedness, either individually or on a cumulative basis, in excess of existing indebtedness as of the original issue date and the then current availability under credit facilities that existed as of the original issue date, excluding the extension of trade credit in the ordinary course of business consistent with past practices;

•	approving any material change in any line of business of the Company or any subsidiary;

•	entering into any acquisition or series of related acquisitions directly or through a subsidiary involving an aggregate transaction value in excess of $500,000;

•	making or becoming obligated to make capital expenditures in excess of $4,000,000 in the aggregate in any fiscal year; and

•	entering into or permitting any subsidiary to enter into a transaction with an affiliate of the Company for the benefit of any of its or any subsidiary’s officers, directors or shareholders, except for transactions in the ordinary course of business and on terms no less favorable to the Company than those that would be reasonably likely to be obtained from arms-length negotiations with an unrelated third party.
     Each of the shares of the 2007-B Preferred Stock to issued upon the exercise of the options under the April 2007 Advance has a stated value of $1000 and is immediately convertible into Common Stock at a conversion rate equal to 66.667% of the Average Market Price (defined as the trailing 20-day closing bid price of the Common Stock for as long as the Common Stock is actively traded over-the-counter) of the Common Stock as of the date of exercise of such option. As of June 28, 2007, the 2007-B Preferred Stock is convertible, at a rate of $0.1763 per share, into approximately 5,672.15 shares of Common Stock. If the Average Market Price of the Common Stock rises or falls after the date hereof, a lesser number or greater number of shares of Common Stock, respectively, would be issuable upon the exercise of options in connection with the April 2007 Advance and the conversion of the 2007-B Preferred Stock issuable upon the exercise of such options.
     Until converted the 2007-B Preferred Stock will be entitled to receive quarterly dividends that cumulate annually at a rate of 18% per year, which would be reduced to 16% if the Company’s operating income for any fiscal year ending after the original issue date of the 2007-B Preferred Stock exceeds $4,750,000. From the original issue date, dividends on the shares of 2007-B Preferred Stock are payable in either cash or in additional shares of 2007-B Preferred Stock, or a combination thereof, as each holder of the 2007-B Preferred Stock may elect. Shares of 2007-B Preferred Stock issued in respect of dividends will be convertible into Common Stock based upon 66.667% of the Average Market Price (defined as the trailing 20-day closing bid price of the Common Stock for as long as the Common Stock is actively traded over-the-counter) of the Common Stock as of the applicable dividend date. The 2007-B Preferred Stock is perpetual and does not expire, but is redeemable at the option of the Company at any time on or following the third anniversary of the original issue date at a price equal to the stated value of the 2007-B Preferred Stock plus all accrued but unpaid cumulated dividends thereupon. Holders of the 2007-B Preferred Stock are ranked on a parity with holders of the 2007-A Preferred Stock and have priority over all other existing shares of capital stock of the Company as to dividends and liquidation preference, including the New 2001 Preferred Stock, 2002 Preferred Stock, 2003 Preferred Stock, 2006-A Preferred Stock and 2006-B Preferred Stock. The holders of the 2007-B Preferred Stock also have preemptive rights with respect to certain future issuances of the Company’s securities.
     The 2007-B Preferred Stock will vote together with all of the other holders of the Company’s voting stock with general voting power, and each share of 2007-B Preferred Stock shall be entitled to cast a number of votes equal to the number of shares of Common Stock into which such share of 2007-B Preferred Stock may be converted at the record date for determination of the shareholders entitled to vote. Further, all holders of the 2007-B Preferred Stock shall be entitled to vote as a single voting group for the election of a number of members of the Company’s board of directors such that the number of directors so elected by the holders of the 2007-B Preferred Stock represents a percentage of the total membership of such board of directors that equals, as nearly as practicable, the percentage of the Company’s outstanding Common Stock (including treating as outstanding the aggregate number of shares of Common Stock issuable upon the conversion in full of the New 2001 Preferred Stock, the 2002 Preferred Stock, the 2003 Preferred Stock, 2006-A Preferred Stock, 2006-B Preferred Stock and 2007-A Preferred Stock) represented by the outstanding 2007-B Preferred Stock on an as-converted basis. In the event that the holders of the New 2001 Preferred Stock and the 2002 Preferred Stock (voting together) and the 2003 Preferred Stock (voting separately) and the 2006-A Preferred Stock (voting separately) and the 2006-B Preferred Stock (voting separately) and the 2007-A Preferred Stock (voting separately) no longer have the right to designate the Chairman of the Board and/or the Vice Chairman of the Board, then one such director elected by the holders of the 2007-B Preferred Stock shall be Chairman of the Board and another shall be Vice Chairman of the Board, except that if such holders are entitled to elect only one director, that director shall serve as Chairman of the Board.
     For so long as the outstanding shares of 2007-B Preferred Stock continue in the aggregate to represent at least 10% of the outstanding Common Stock of the Company on an as-converted basis (including treating as outstanding the aggregate number of shares of Common Stock issuable upon the conversion in full of the New 2001 Preferred Stock, the 2002 Preferred Stock, the 2003 Preferred Stock, the 2006-A Preferred Stock, the 2006-B Preferred Stock and the 2007-A Preferred Stock), the Company has agreed not to take certain actions without the prior approval of the holders of a majority of the aggregate combined outstanding shares of 2007-B Preferred Stock, voting together as a single class on an as-converted basis, including:
•	amending the Company’s Certificate of Incorporation or Bylaws;

•	altering or changing the rights, preferences or privileges of the 2007-B Preferred Stock;

•	redeeming any shares of the Company’s capital stock (except for the 2007-B Preferred Stock);

•	authorizing the issuance of any class or series of capital stock, other than (i) the issuance of Preferred Stock in payment of dividends upon any of the Preferred Stock or pursuant to existing conversion rights, options or warrants granted to acquire shares of 2006-A Preferred Stock, 2006-B Preferred Stock, 2007-A Preferred Stock or 2007-B Preferred Stock and (ii) the issuance of options and other stock-based awards (and shares of capital stock issued upon the exercise thereof) pursuant to the adoption, amendment or modification (including the repricing of existing awards resulting from a stock split or similar transaction) of any stock option plan or employee stock ownership plan or issuance of capital stock to the employees or directors of the Company or its subsidiaries, except pursuant to the Company’s 1993 or 2002 Performance and Equity Incentive Plan and 1993 Employee Stock Purchase Plan, each as amended;

•	paying or declaring any dividend or other distribution on securities junior in priority to the 2007-B Preferred Stock;

•	authorizing the sale of all or substantially all of the assets of the Company or any subsidiary;

•	authorizing mergers, acquisitions, recapitalizations or other corporate reorganizations or a sale of control of the Company or any subsidiary, or a license of a substantial portion of the assets of the Company or any subsidiary;

•	undertaking the liquidation, dissolution or winding up of the Company or any material subsidiary, any assignment for the benefit of creditors, or any bankruptcy or similar filing;

•	creating any new subsidiary of the Company or permitting any subsidiary of the Company to sell or issue any capital stock or right to acquire any of its capital stock to any party other than the Company;

•	changing the size of the Company’s Board of Directors;

•	incurring more than $1,000,000 of indebtedness, either individually or on a cumulative basis, in excess of existing indebtedness as of the original issue date and the then current availability under credit facilities that existed as of the original issue date, excluding the extension of trade credit in the ordinary course of business consistent with past practices;

•	approving any material change in any line of business of the Company or any subsidiary;

•	entering into any acquisition or series of related acquisitions directly or through a subsidiary involving an aggregate transaction value in excess of $500,000;

•	making or becoming obligated to make capital expenditures in excess of $4,000,000 in the aggregate in any fiscal year; and

•	entering into or permitting any subsidiary to enter into a transaction with an affiliate of the Company for the benefit of any of its or any subsidiary’s officers, directors or shareholders, except for transactions in the ordinary course of business and on terms no less favorable to the Company than those that would be reasonably likely to be obtained from arms-length negotiations with an unrelated third party.
     RonHow obtained the funds used in connection with the 2006 Subordinated Loan Agreement, 2006 Advance, January 2007 Advance, April 2007 Advance and Preferred Stock Purchase Agreement from working capital.
Item 4. Purpose of Transaction.
     Certain of the information set forth in the Schedule 13D with respect to this Item 4 is hereby amended and supplemented by adding the following:
     The purpose of the 2006 Subordinated Loan Agreement, 2006 Advance, January 2007 Advance, April 2007 Advance and Preferred Stock Purchase Agreement by and between the Company and RonHow was to provide additional funds to the Company for capital expenditures and for working capital purposes.
     Other than as may have resulted from the consummation of the 2004 Participation, 2006 Participation, 2006 Subordinated Loan Agreement, 2006 Advance, January 2007 Advance, April 2007 Advance or Preferred Stock Purchase Agreement, none of the Reporting Persons have any plans or proposals that relate to or would result in: (a) any person acquiring additional securities of the Company or disposing of securities of the Company, other than (i) through the potential conversion of shares of Preferred Stock, (ii) the receipt of additional shares of Preferred Stock as dividends thereupon, (iii) the potential exercise by the Reporting Persons of preemptive rights granted pursuant to the terms of the Preferred Stock in connection with certain issuances by the Company of its securities, and (iv) such other transactions that may be contemplated by the terms of the Preferred Stock or the Investor Rights Agreement; (b) an extraordinary corporate transaction involving the Company; (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, other than the Reporting Persons’ right to appoint a member or members of the Company’s Board of Directors or to exercise such other voting rights pursuant to the terms of the Preferred Stock; (e) any material change in the present capitalization or dividend policy of the Company, other than (i) as described in clauses (a)(i) through (a)(iv) above, and (ii) otherwise pursuant to the terms of the Preferred Stock; (f) any other material change in the Company’s business or corporate structure; (g) any changes in the Company’s Certificate of Incorporation or Bylaws or other actions that might impede the acquisition of control of the Company; (h) the eligibility of Common Stock for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, other than as discussed below; or (i) any action similar to any of those enumerated in items (a) through (h) above.
     As set forth in the preliminary proxy statement filed by the Company on Schedule 14A under the Exchange Act for the Company's 2007 annual meeting of shareholders, as filed with the Securities and Exchange Commission on June 5, 2007, the Company has authorized and is recommending to its shareholders for approval a reverse/forward stock split. The principal purpose of the reverse/forward stock split is to reduce the number of shareholders of record of the Company's Common Stock below 300, which will enable the Company to terminate the registration of its Common Stock under Section 12(g) and to suspend its filing obligations under Section 15(d) of the Exchange Act. Following the reverse/forward stock split, the Company plans to file with the Securities and Exchange Commission a Form 15 that will terminate the registration of the Company's Common Stock under the Exchange Act and end the Company's public reporting requirements.
     Under the terms of the reverse/forward stock split, every 1,000 shares of Common Stock owned by a shareholder at the effective time of the reverse stock split will be converted into one share of Common Stock, followed immediately by a forward stock split pursuant to which each share of Common Stock outstanding upon consummation of the reverse stock split will be converted into 1,000 shares of Common Stock. Each shareholder who owns fewer than 1,000 shares of Common Stock at the effective time of the reverse stock split will receive a cash payment instead of a fractional share. The Reporting Persons intend to vote their shares of Common Stock and Preferred Stock in favor of the reverse/forward stock split.
     Other than as set forth above, the Reporting Persons have no knowledge of whether any other person to which the disclosure required by this Item 4 would be required have any plans or proposals that relate to or would result in any of the events described in items (a) through (i) above.
Item 5. Interest in Securities of the Issuer.
     Certain of the information set forth in the Schedule 13D with respect to this Item 5 is hereby amended and supplemented as follows:
     (a) and (b) The percentages set forth below and on pages 2 through 5 hereof are based on 6,223,508 shares of Common Stock outstanding, as disclosed in the Company’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on June 19, 2007, and, pursuant to Rule 13d-3(d)(1)(i):
•	10,373,274 additional shares of Common Stock issuable to Inter-Him and 4,948,884 additional shares of Common Stock issuable to Mr. Lester upon conversion of Preferred Stock;

•	24,634,958 additional shares of Common Stock issuable to RonHow upon (i) the exercise of options in connection with the 2004 Participation, 2006 Participation, 2006 Subordinated Loan Agreement, 2006 Advance and January 2007 Advance and conversion of the Preferred Stock issuable upon the exercise of such options and (ii) the conversion of the 2007-A Preferred Stock issued in connection with the Preferred Stock Purchase Agreement; and

•	17,016,449 additional shares of Common Stock issuable to Ronhow upon the exercise of options in connection with the April 2007 Advance and the conversion of the 2007-B Preferred Stock issuable upon the exercise of such options as of June 28, 2007. If the Average Market Price of the Common Stock rises or falls after the date hereof, a lesser number or greater number of shares of Common Stock, respectively, would be issuable upon the exercise of options in connection with the April 2007 Advance and the conversion of the 2007-B Preferred Stock issuable upon the exercise of such options.
     The Reporting Persons may be deemed to share beneficial ownership of 57,905,220 shares of Common Stock, or approximately 91.63% of the outstanding Common Stock. Information required by Items 5(a) and (b) with respect to the share ownership of each of the Reporting Persons is provided below.
     Inter-Him N.V. and Ronald de Waal. Each of Inter-Him and Mr. de Waal beneficially owns (a) 923,819 shares of Common Stock held directly by Inter-Him; (b) 4,323,474 shares of Common Stock that may be received pursuant to the conversion in full of the New 2001 Preferred Stock held by Inter-Him; (c) 698,051 shares of Common Stock that may be received pursuant to the conversion in full of the 2002 Preferred Stock held by Inter-Him; (d) 3,486,077 shares of Common Stock that may be received pursuant to the conversion in full of the 2003 Preferred Stock held by Inter-Him; and (e) 1,865,672 shares of Common Stock that may be received pursuant to the conversion in full of the 2006-A Preferred Stock held by Inter-Him. Mr. de Waal may be deemed to beneficially own all such shares through his control over Inter-Him. Inter-Him and Mr. de Waal share investment power over all such shares with each other, but not with the other Reporting Persons. Through his indirect interest in RonHow, Mr. de Waal may be deemed to beneficially own 41,651,408 shares of Common Stock issuable to RonHow (i) upon the exercise of options in connection with the 2004 Participation, 2006 Participation, 2006 Subordinated Loan Agreement, 2006 Advance and January 2007 Advance and conversion of the Preferred Stock issuable upon the exercise of such options, (ii) upon the conversion of the 2007-A Preferred Stock issued in connection with the Preferred Stock Purchase Agreement and (iii) upon the exercise of options in connection with the April 2007 Advance and the conversion of the 2007-B Preferred Stock issuable upon the exercise of such options as of June 28, 2007. Mr. de Waal shares voting and investment power over such shares. Each of Inter-Him and Mr. de Waal may also be deemed to beneficially own an additional 4,956,720 shares of Common Stock indirectly through the other Reporting Persons. Each of Inter-Him and Mr. de Waal disclaim beneficial ownership over such shares held by the other Reporting Persons.
     RonHow, LLC. RonHow beneficially owns 41,651,408 shares of Common Stock issuable to RonHow (i) upon the exercise of options in connection with the 2004 Participation, 2006 Participation, 2006 Subordinated Loan Agreement, 2006 Advance and January 2007 Advance and conversion of the Preferred Stock issuable upon the exercise of such options, (ii) upon the conversion of the 2007-A Preferred Stock issued in connection with the Preferred Stock Purchase Agreement and (iii) upon the exercise of options in connection with the April 2007 Advance and the conversion of the 2007-B

Preferred Stock issuable upon the exercise of such options as of June 28, 2007. Messrs. de Waal and Lester share voting and investment power over such shares.
     W. Howard Lester. Mr. Lester beneficially owns (a) 7,836 shares of Common Stock directly; (b) 822,777 shares of Common Stock that may be received pursuant to the conversion in full of the New 2001 Preferred Stock held by him; (c) 936,539 shares of Common Stock that may be received pursuant to the conversion in full of the 2002 Preferred Stock held by him; (d) 1,323,896 shares of Common Stock that may be received pursuant to the conversion in full of the 2003 Preferred Stock held by him; and (e) 1,865,672 shares of Common Stock that may be received pursuant to conversion in full of the 2006-A Preferred Stock held by him. Mr. Lester has sole investment power over all such shares. Through his membership interest in RonHow, Mr. Lester may be deemed to beneficially own 41,651,408 shares of Common Stock issuable to RonHow (i) upon the exercise of options in connection with the 2004 Participation, 2006 Participation, 2006 Subordinated Loan Agreement, 2006 Advance and January 2007 Advance and conversion of the Preferred Stock issuable upon the exercise of such options, (ii) upon the conversion of the 2007-A Preferred Stock issued in connection with the Preferred Stock Purchase Agreement and (iii) upon the exercise of options in connection with the April 2007 Advance and the conversion of the 2007-B Preferred Stock issuable upon the exercise of such options as of June 28, 2007, and Mr. Lester shares voting and investment power over such shares. Mr. Lester may also be deemed to beneficially own an additional 11,297,093 shares of Common Stock indirectly through the other members of the group. Mr. Lester disclaims beneficial ownership over such shares held by the other Reporting Persons.
     (c) Other than as reported herein, there have been no transactions by any of the Reporting Persons in Common Stock during the past sixty days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Other than as may be described in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships required to be described in this Item 6.
Item 7. Material to be filed as Exhibits.

EXHIBIT A	Agreement with respect to joint filing of Amendment No. 15 to Schedule 13D pursuant to Rule 13d-l(k)(1)(iii), dated July 10, 2007 by and among each of the Reporting Persons.

EXHIBIT B	Subordinated Loan Agreement dated as of August 31, 2006, by and between the Company and RonHow, LLC. (2)

EXHIBIT C	Global Amendment and Reaffirmation of Subordinated Debt Documents dated April 26, 2007, by and among the Company, RonHow, Harold’s Financial Corporation, Harold’s Direct, Inc., Harold’s Stores of Texas, L.P., Harold’s of Jackson, Inc., The Corner Properties, Inc., Harold’s DBO, Inc., Harold’s Limited Partners, Inc. and HSTX, Inc. (1)

EXHIBIT D	Amended and Restated Voting Agreement, dated May 2, 2003, by and among the Company, each of the Reporting Persons, certain of the Former Group Members, and certain of the Family Shareholders. (4)

EXHIBIT E	Amendment No. 1 to Amended and Restated Voting Agreement dated as of June 1, 2006, by and among the Company, Inter-Him, W. Howard Lester and Rebecca Powell Casey. (11)

EXHIBIT F	Investor Rights Agreement, dated February 28, 2001, by and between the Company and Inter-Him. (5)

EXHIBIT G	First Amendment to Investor Rights Agreement, dated August 2, 2002, by and among the Company, each of the Reporting Persons and the Former Group Members. (6)

EXHIBIT H	Second Amendment to Investor Rights Agreement, dated February 5, 2003, by and among the Company and each of the Reporting Persons. (8)

EXHIBIT I	Third Amendment to Investor Rights Agreement, dated June 1, 2006, by and among the Company and each of the Reporting Persons. (11)

EXHIBIT J	Fourth Amendment to Investor Rights Agreement, dated April 26, 2007, by and among the Company and each of the Reporting Persons. (1)

EXHIBIT K	Series 2001-A Preferred Stock Purchase Agreement, dated February 23, 2001, by and between the Company and Inter-Him. (5)

EXHIBIT L	Series 2002-A Preferred Stock Purchase Agreement, dated June 26, 2002, by and among the Company and each of the Reporting Persons and the Former Group Members. (6)

EXHIBIT M	Series 2003-A Preferred Stock Purchase Agreement, dated February 5, 2003, by and among the Company and each of the Reporting Persons. (8)

EXHIBIT N	Series 2006-A Preferred Stock Purchase Agreement dated as of June 1, 2006, by and among the Company, Inter-Him and W. Howard Lester. (11)

EXHIBIT O	Preferred Stock Purchase Agreement dated as of April 26, 2007 by and between the Company and RonHow, LLC. (1)

EXHIBIT P	Second Amended and Restated Participation Agreement dated as of January 24, 2006, by and between Wells Fargo Retail Finance II, LLC and RonHow, LLC. (9)

EXHIBIT Q	Option Agreement dated April 30, 2004, by and between the Company and RonHow, LLC. (10)

EXHIBIT R	Amendment No. 1 to Option Agreement dated January 24, 2006, by and between the Company and RonHow, LLC. (9)

EXHIBIT S	Option Agreement dated January 24, 2006, by and between the Company and RonHow, LLC. (9)

EXHIBIT T	Option Agreement dated August 31, 2006, by and between the Company and RonHow, LLC. (2)

EXHIBIT U	Option Agreement dated January 4, 2007, by and between the Company and RonHow, LLC. (3)

EXHIBIT V	Amendment No. 1 to Option Agreements dated April 26, 2007, by and between the Company and RonHow, LLC. (1)

EXHIBIT W	Option Agreement dated April 26, 2007, by and between the Company and RonHow, LLC. (1)

EXHIBIT X	Stock Purchase Warrant dated August 31, 2006, by and between the Company and RonHow, LLC. (2)

EXHIBIT Y	Certificate of Designation of the Amended Series 2001-A Preferred Stock of the Company. (5)(6)(8)(9)

EXHIBIT Z	Certificate of Designation of the Series 2002-A Preferred Stock of the Company. (6)

EXHIBIT AA	Certificate of Designation of the Series 2003-A Preferred Stock of the Company. (8)

EXHIBIT BB	Certificate of Designation of the Series 2006-A Preferred Stock of the Company. (2)(9)

EXHIBIT CC	Certificate of Designation of the Series 2006-B Preferred Stock of the Company. (1)(2)

EXHIBIT DD	Certificate of Designation of the Series 2007-A Senior Preferred Stock of the Company. (1)

EXHIBIT EE	Certificate of Designation of the Series 2007-B Senior Preferred Stock of the Company. (1)

EXHIBIT FF	Joinder Agreement, dated May 1, 2001, by W. Howard Lester. (7)

EXHIBIT GG	Shareholders Agreement dated May 1, 2001 by and among the Company, Inter-him N.V. and W. Howard Lester. (7)

(1)	Filed with the Company’s Form 8-K dated April 26, 2007 as filed with the Securities and Exchange Commission on April 30, 2007, and incorporated by reference herein.

(2)	Filed with the Company’s Form 8-K dated August 31, 2006, as filed with the Securities and Exchange Commission on September 1, 2006, and incorporated by reference herein.

(3)	Filed with the Company’s Form 8-K dated January 4, 2007, as filed with the Securities and Exchange Commission on January 5, 2007, and incorporated by reference herein.

(4)	Filed with Amendment No. 11 to this Schedule 13D, as filed with the Securities and Exchange Commission on June 2, 2003, and incorporated by reference herein.

(5)	Filed with Amendment No. 6 to this Schedule 13D, as filed with the Securities and Exchange Commission on March 21, 2001, and incorporated by reference herein.

(6)	Filed with the Company’s Form 8-K dated August 2, 2002, as filed with the Securities and Exchange Commission on August 9, 2002, and incorporated by reference herein.

(7)	Filed with Amendment No. 7 to this Schedule 13D, as filed with the Securities and Exchange Commission on May 10, 2001, and incorporated by reference herein.

(8)	Filed with the Company’s Form 8-K dated February 4, 2003, as filed with the Securities and Exchange Commission on February 13, 2003, and incorporated by reference herein.

(9)	Filed with the Company’s Form 8-K dated January 24, 2006, as filed with the Securities and Exchange Commission on January 26, 2006, and incorporated by reference herein.

(10)	Filed with the Company’s Form 10-K for the period ended January 31, 2004, as filed with the Securities and Exchange Commission on April 30, 2004, and incorporated by reference herein.

(11)	Filed with the Company’s Form 8-K dated June 1, 2006, as filed with the Securities and Exchange Commission on June 5, 2006, and incorporated by reference herein.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2007	Inter-Him N.V.

	By:		/s/ Victor Hoogstraal

Victor Hoogstraal
Managing Director

RonHow, LLC

	By:	Interhim Holdings Nevada, Inc., a Nevada corporation

		By:	/s/ Robert L. Anderson

Robert L. Anderson
President

/s/ Ronald de Waal

Ronald de Waal

/s/ W. Howard Lester

W. Howard Lester

INDEX TO EXHIBITS

Exhibit	Description of Exhibit

EXHIBIT A	Agreement with respect to joint filing of Amendment No. 15 to Schedule 13D pursuant to Rule 13d-l(k)(1)(iii), dated July 10, 2007 by and among each of the Reporting Persons.

EXHIBIT B	Subordinated Loan Agreement dated as of August 31, 2006, by and between the Company and RonHow, LLC. (2)

EXHIBIT C	Global Amendment and Reaffirmation of Subordinated Debt Documents dated April 26, 2007, by and among the Company, RonHow, Harold’s Financial Corporation, Harold’s Direct, Inc., Harold’s Stores of Texas, L.P., Harold’s of Jackson, Inc., The Corner Properties, Inc., Harold’s DBO, Inc., Harold’s Limited Partners, Inc. and HSTX, Inc. (1)

EXHIBIT D	Amended and Restated Voting Agreement, dated May 2, 2003, by and among the Company, each of the Reporting Persons, certain of the Former Group Members, and certain of the Family Shareholders. (4)

EXHIBIT E	Amendment No. 1 to Amended and Restated Voting Agreement dated as of June 1, 2006, by and among the Company, Inter-Him, W. Howard Lester and Rebecca Powell Casey. (11)

EXHIBIT F	Investor Rights Agreement, dated February 28, 2001, by and between the Company and Inter-Him. (5)

EXHIBIT G	First Amendment to Investor Rights Agreement, dated August 2, 2002, by and among the Company, each of the Reporting Persons and the Former Group Members. (6)

EXHIBIT H	Second Amendment to Investor Rights Agreement, dated February 5, 2003, by and among the Company and each of the Reporting Persons. (8)

EXHIBIT I	Third Amendment to Investor Rights Agreement, dated June 1, 2006, by and among the Company and each of the Reporting Persons. (11)

EXHIBIT J	Fourth Amendment to Investor Rights Agreement, dated April 26, 2007, by and among the Company and each of the Reporting Persons. (1)

EXHIBIT K	Series 2001-A Preferred Stock Purchase Agreement, dated February 23, 2001, by and between the Company and Inter-Him. (5)

EXHIBIT L	Series 2002-A Preferred Stock Purchase Agreement, dated June 26, 2002, by and among the Company and each of the Reporting Persons and the Former Group Members. (6)

EXHIBIT M	Series 2003-A Preferred Stock Purchase Agreement, dated February 5, 2003, by and among the Company and each of the Reporting Persons. (8)

EXHIBIT N	Series 2006-A Preferred Stock Purchase Agreement dated as of June 1, 2006, by and among the Company, Inter-Him and W. Howard Lester. (11)

EXHIBIT O	Preferred Stock Purchase Agreement dated as of April 26, 2007 by and between the Company and RonHow, LLC. (1)

EXHIBIT P	Second Amended and Restated Participation Agreement dated as of January 24, 2006, by and between Wells Fargo Retail Finance II, LLC and RonHow, LLC. (9)

EXHIBIT Q	Option Agreement dated April 30, 2004, by and between the Company and RonHow, LLC. (10)

Exhibit	Description of Exhibit
EXHIBIT R	Amendment No. 1 to Option Agreement dated January 24, 2006, by and between the Company and RonHow, LLC. (9)

EXHIBIT S	Option Agreement dated January 24, 2006, by and between the Company and RonHow, LLC. (9)

EXHIBIT T	Option Agreement dated August 31, 2006, by and between the Company and RonHow, LLC. (2)

EXHIBIT U	Option Agreement dated January 4, 2007, by and between the Company and RonHow, LLC. (3)

EXHIBIT V	Amendment No. 1 to Option Agreements dated April 26, 2007, by and between the Company and RonHow, LLC. (1)

EXHIBIT W	Option Agreement dated April 26, 2007, by and between the Company and RonHow, LLC. (1)

EXHIBIT X	Stock Purchase Warrant dated August 31, 2006, by and between the Company and RonHow, LLC. (2)

EXHIBIT Y	Certificate of Designation of the Amended Series 2001-A Preferred Stock of the Company. (5)(6)(8)(9)

EXHIBIT Z	Certificate of Designation of the Series 2002-A Preferred Stock of the Company. (6)

EXHIBIT AA	Certificate of Designation of the Series 2003-A Preferred Stock of the Company. (8)

EXHIBIT BB	Certificate of Designation of the Series 2006-A Preferred Stock of the Company. (2)(9)

EXHIBIT CC	Certificate of Designation of the Series 2006-B Preferred Stock of the Company. (1)(2)

EXHIBIT DD	Certificate of Designation of the Series 2007-A Senior Preferred Stock of the Company. (1)

EXHIBIT EE	Certificate of Designation of the Series 2007-B Senior Preferred Stock of the Company. (1)

EXHIBIT FF	Joinder Agreement, dated May 1, 2001, by W. Howard Lester. (7)

EXHIBIT GG	Shareholders Agreement dated May 1, 2001 by and among the Company, Inter-him N.V. and W. Howard Lester. (7)

(1)	Filed with the Company’s Form 8-K dated April 26, 2007 as filed with the Securities and Exchange Commission on April 30, 2007, and incorporated by reference herein.

(2)	Filed with the Company’s Form 8-K dated August 31, 2006, as filed with the Securities and Exchange Commission on September 1, 2006, and incorporated by reference herein.

(3)	Filed with the Company’s Form 8-K dated January 4, 2007, as filed with the Securities and Exchange Commission on January 5, 2007, and incorporated by reference herein.

(4)	Filed with Amendment No. 11 to this Schedule 13D, as filed with the Securities and Exchange Commission on June 2, 2003, and incorporated by reference herein.

(5)	Filed with Amendment No. 6 to this Schedule 13D, as filed with the Securities and Exchange Commission on March 21, 2001, and incorporated by reference herein.

(6)	Filed with the Company’s Form 8-K dated August 2, 2002, as filed with the Securities and Exchange Commission on August 9, 2002, and incorporated by reference herein.

(7)	Filed with Amendment No. 7 to this Schedule 13D, as filed with the Securities and Exchange Commission on May 10, 2001, and incorporated by reference herein.

(8)	Filed with the Company’s Form 8-K dated February 4, 2003, as filed with the Securities and Exchange Commission on February 13, 2003, and incorporated by reference herein.

(9)	Filed with the Company’s Form 8-K dated January 24, 2006, as filed with the Securities and Exchange Commission on January 26, 2006, and incorporated by reference herein.

(10)	Filed with the Company’s Form 10-K for the period ended January 31, 2004, as filed with the Securities and Exchange Commission on April 30, 2004, and incorporated by reference herein.

(11)	Filed with the Company’s Form 8-K dated June 1, 2006, as filed with the Securities and Exchange Commission on June 5, 2006, and incorporated by reference herein.